EXHIBIT 99.1

mCloud Provides Corporate Update

SAN FRANCISCO, May 31, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD) ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability and sustainability of energy-intensive assets today provided an update on the status of the filing of its annual financial statements, accompanying management's discussion and analysis, related CEO and CFO certifications and annual information form for the financial year ended December 31, 2022 (collectively, the "Annual Filings").

As previously announced, the Company was granted a Management Cease Trade Order by the British Columbia Securities Commission (the "BCSC"), which expired on May 30, 2023, Although the Company is continuing to work diligently and expeditiously to complete and file the Annual Filings as soon as possible, the Company anticipates that the BCSC will issue a failure to file cease trade order against the Company ("FTFCTO"). An FTFCTO, if issued, will order that trading in the securities of the Company on the TSX Venture Exchange by any person, whether direct or indirect, will cease.

The Company continues to work diligently toward the completion and filing of the Annual Filings, with the intention of completing the Annual Filings as soon as possible. The FTFCTO will remain in effect until the receipt by the BCSC of all filings the Company is required to make under British Columbia securities law, including the Annual Filings.

The Company also wishes to provide an update on the transaction being pursued by the Company with a strategic partner, which was originally announced on May 23, 2023. Although there can be no assurances that a transaction will be completed, the Company has been diligently working on supporting this process and expects to provide further updates as and when available.

The Company also provided an update on its AssetCare implementations with customers, highlighting mCloud's continued delivery of AssetCare solutions to customers globally, with the Company having achieved a recent technical milestone in the implementation of AssetCare capabilities in Saudi Arabia. The Company noted these customer implementations represent significant progress in the adoption of AssetCare-powered Net Zero applications on Google Cloud.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes information concerning the filing of the Annual Filings, the imposition of a FTFCTO and the status and potential completion of the proposed transaction referenced in the press release.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 17:00e 31-MAY-23